UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

MELCO RESORTS & ENTERTAINMENT LIMITED

(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Cayman Islands

(Jurisdiction of Subject Company’s Incorporation or Organization)

Melco Resorts & Entertainment Limited

(Name of Person(s) Furnishing Form)

Options to purchase ordinary shares, par value $0.01 per share, granted under the 2011 Share Incentive Plan of Melco Resorts & Entertainment Limited

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Stephanie Cheung

Chief Legal Officer and Company Secretary

38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

+852-2598-3600

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 7, 2022

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

The following documents, which are attached as exhibits hereto, were distributed to eligible holders of options to purchase ordinary shares, par value $0.01 per share, granted under the 2011 Share Incentive Plan of Melco Resorts & Entertainment Limited.

Exhibit A: Offer to Exchange Outstanding Options for Restricted Shares and/or, for Certain Designated Option Holders, New Options

Exhibit B: Form of Individual Option Statement (for grantees eligible to receive restricted shares)

Exhibit C: Form of Individual Option Statement (for grantees eligible to receive restricted shares and/or share options)

Exhibit D: Form of Election Form and Release (for grantees eligible to receive restricted shares)

Exhibit E: Form of Election Form and Release (for grantees eligible to receive restricted shares and/or share options)

Exhibit F: Letter from the Chairman

(b)	Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included on the cover page of Exhibit A.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Securities and Exchange Commission on April 8, 2022.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Stephanie Cheung
(Signature)

Stephanie Cheung, Chief Legal Officer and Company Secretary
(Name and Title)

April 8, 2022
(Date)

3